Exhibit 11.1

INDEPENDENT AUDITOR’S LETTER OF CONSENT

Management and Board of Directors Smart RX Systems, Inc

18540 North Dale Mabry Hwy

Lutz, FL 33548

The financial statements of Smart RX Systems, Inc. as of December 31, 2021, 2020 and 2019 included in this offering circular, have been audited by Soto Accounting, LLC, independent auditors, as stated in the report appearing herein. We agree to the inclusion in the offering circular of our report, dated May 3, 2022, on our audit of the financial statements of Smart RX Systems, Inc. The auditor is an expert in accounting and auditing and possesses accounting and related financial management expertise, and consent to such reference in the offering circular to which this letter and report pertains.

Brian Soto, CPA

License #: 065.040331

Soto Accounting, LLC

Chicago, Illinois

June 21, 2022

4252 N. Cicero Ave. Chicago, IL 60641 | T: 312.715.8599 | F: 312.489.2344 | brian@sotoaccounting.com